Exhibit 99.5

ABRIDGEMENT CERTIFICATE

PURSUANT TO SECTION 2.20 OF NATIONAL INSTRUMENT 54-101 COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

I, James H. Coleman, Executive Chairman of Gold Reserve Inc. (the Company), hereby certify for and on behalf of the Company, and not in my personal capacity and without personal liability, that in connection with the annual general meeting of holders of the Company’s common shares to be held on November 15, 2023 (the Meeting), the Company:

1	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements prescribed in Sections 2.9 and 2.12 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101);

2	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3	is relying upon Section 2.20 of NI 54-101 in connection with the abridgment of the time periods specified in subsections 2.2(1) and 2.5(1) of NI 54-101.

DATED this 25th day of October, 2023.

GOLD RESERVE INC.
Per:	“James H. Coleman”
Name: James H. Coleman
Title: Executive Chairman